Invest in Heroic Public Benefit Corporation

Let's change the world. One person at a time. Together. Starting with us. Today.



OPTIMIZE.ME   AUSTIN TX

Technology

Why you may want to invest in us...

1. Optimize has served tens of thousands of premium members from nearly every country in the world

2. Founder/CEO raised $10M, built and sold 2 market-leading social platforms

3. Uniquely positioned to create an answer to The Social Dilemma

4. 2,500+ Optimizers from 75+ countries in Optimize Coach program, launch <2 years ago

5. 10,000+ pledged preorders for You Are a Hero, target #1 bestseller launch of Heroic Press in 2021

6. Heroic relationships with dozens of the world's leading authors and teachers

7. Leading well-being research lab says: Optimize Mastery Series scientifically proven to change lives

WE'VE RAISED $271,999 SINCE OUR FOUNDING

The founder



Brian Johnson
Founder and CEΦ
Raised $10M, built and sold 2 market-leading social platforms. Created a protocol that has been scientifically proven to change lives. Uniquely

positioned to create an answer to The Social Dilemma.



We believe we can change the world by helping people Optimize their lives and serve Heroically.



"I am investing in Heroic because I care about the future of our world. These are extraordinary times and the challenges we face are unprecedented; to deal with these challenges we desperately need extraordinary leaders. And this is what Heroic is all about: preparing us as individuals and as a society to navigate the rough terrain and emerge stronger and better as a result."

Tal Ben-Shahar Positive psychologist, bestselling author, taught largest class in Harvard's history



"Heroic is an amazing company and Brian is a truly visionary, mission-driven CEO. Very few companies can blend both a strong profit business model with a broad platform to significantly improve the human condition.

Brian has a gift for both synthesizing complex concepts and frameworks into practical, everyday content and for attracting the most dynamic thought leaders to his cause. I have so many friends and colleagues that I've introduced to Optimize and it has impacted their lives. I am proud to be a personal investor."

Matt McCall Partner at Pritzker Group Venture Capital, formerly a Partner with DFJ Portage, named as one of the Top 100 VCs in the U.S.



"My husband and I just invested $50,000 in Heroic because we trust the soundness of the investment AND we powerfully share the Heroic vision. Brian has an incredible track record in business—he's generated a return for his investors 100% of the time. Heroic partnerships are so needed right now—and we can all do well by doing good. With every action we create the world we (and our kids and grandkids!) will live in. Let's change the world together. These words give me goose bumps. I'm in!!!"

Susan Peirce PhD Professor, NYT Bestselling Author, Founder of Bright Line Eating



"At a time when both human and natural resources are overstressed, at a time when conventional business-growth models are proving unsustainable, I believe that the next wave of super-successful businesses will be focused on three things:

1. Repairing, restoring and transforming troubled people, places, systems and things;
2. Sustainably accessing and cultivating latent natural and human potential;
3. Helping individuals and groups generate satisfaction and abundance through connection, fun, discovery and meaning (rather than stuff).

The reason I'm so gung-ho about investing in Optimize is that they are beautifully and simultaneously all of the above. They are phenomenal people committed to being the change they want to see. They are passionate about helping millions of others discover conscious, sustainable paths to health, happiness and optimal living. They are consummate professionals determined to give and create their best. Can you tell that I love what they do? Read some of the letters their customers and scholarship students write, and you will love them too."

Pilar Gerasimo Award-winning health journalist (Experience Life), author (The Healthy Deviant), and podcaster (The Living Experiment)

Do you happen to know what the word *hero* means? It's an ancient Greek word. Etymologically, the word *hero* doesn't mean "killer of bad guys" or "tough guy" or anything like that it. It means "PROTECTOR."

A hero has strength for two. A hero is willing to do the HARD work to HAVE that strength for two. And, you know what the secret weapon of the ancient hero was? LOVE.

It's LOVE that fuels our commitment to DO that hard work to HAVE the strength for two. It's LOVE that gives us the Courage to act in the presence of fear and do what needs to get done whether we feel like it or not.

We believe that our world needs heroes Today more than ever before. Quite simply: We need YOU to be a hero.

We created Heroic Public Benefit Corporation to help train and connect and lead a virtuous army of heroes who can, literally, change the world.

As part of our Wefunder crowdfunding—which we intend to make the largest in U.S. history, as the first company to raise $5M through Reg CF —Heroic intends to acquire the founder's existing business, Optimize. In addition to Optimize, Heroic will have three primary components: Heroic Press, Heroic Productions, and Heroic Social. Let's take a quick look at each.

OPTIMIZE | A COMMITTED + GROWING GLOBAL COMMUNITY

Optimize is a strong business and brand. We believe Optimize can become an even stronger and faster-growing brand. Optimize now features 1,000+ Optimize +1s, 500+ PhilosophersNotes, and 50 Optimal Living 101 classes. We have served individuals from every country in the world with our Core membership program and over 2,500 Optimizers from 75+ countries have signed up for our Optimize Coach program—which has been scientifically proven to change lives.

The Core wisdom membership and Coach training program will remain the cornerstones of this business. We are also excited to expand our Corporate efforts as we use funds from this raise to enhance our technology platform and to invest in marketing opportunities. Our ambitious targets are clear: 1 million+ Optimizers and 100,000+ Optimize Coaches by the end of this decade.

On closing our round, we intend to acquire Optimize for approximately $11.3M. Common stockholders in Optimize will automatically roll over into common stock in Heroic. We will be offering Optimize preferred shareholders the option to either cash their shares out at $1.69 (a 1.2x step up from our last round of financing) or roll their shares over (at the stepped-up price) into Heroic preferred stock. We are still finalizing the precise details of what shares will be rolled over vs. cashed out but we anticipate using approximately $2M of our fundraise to buy out existing shareholders. While we fully expect this acquisition to happen, these are forward looking statements that can't be guaranteed.

We are blessed to have a very engaged and supportive community that is committed to helping us launch a movement that will change the world.

This is a video capturing how our Optimize program has impacted our community.





This is a video from the end of one of our offline workshops (called Hero Training 101) after which one of our attendees (thanks, Nathaniel!) said this:



HEROIC PRESS | YOU ARE A HERO LAUNCH

We plan to launch Heroic Press in 2021 with my new book *You Are a Hero*. Our unabashedly ambitious target is to launch as a #1 *New York Times* bestseller and stick in the Top 10 for 300 weeks, selling 3 million+ copies in 30+ languages. (To put that in perspective, Stephen Covey's *7 Habits* was on the *NYT* list for 200 weeks in the 1990s en route to selling over 25 millions copies.)

Our Optimize community has already pledged to pre-order over 10,000 copies. (Read their words of support in the Updates.) We are very confident in our ability to sell the requisite number of books to hit the major lists as a bestseller. Our challenge will be sticking in the Top 10 as a perennial seller. This book will be supported by (and benefit) both Optimize and Heroic growth initiatives.

Renowned book designer Chip Kidd (watch his TED Talks online) has created what we believe has the potential to be an iconic cover. Here it is:





Also, here are some kind words from a few friends with whom I've shared the manuscript:

"I have known of the sage Brian Johnson for over a decade. After first discovering his epic Philosopher's Notes and delving into the glorious mountains of wisdom found within his brainchild of Optimize.me, I was overjoyed to discover that he was finally distilling his depth of knowledge, insight and experience into *You Are a Hero*. This book threatens to be one of the best and most timeless masterpieces of personal productivity and self-development that has existed for all time. From ancient wisdom to modern science, training the body to training the mind and soul, optimizing energy, love, sleep, work and beyond, it is a profoundly thorough treatise on everything you need to live as a full and complete human. Shove aside any books you've been planning to read, and move *You Are a Hero* to the front of the line. You'll thank yourself forever if you do." — Ben Greenfield, Founder of Kion and *New York Times* bestselling author of *Boundless*

"This book is your next read AND your training template for a life well lived. Philosophy, ethics and morality in our modern world have devolved into relativism and opinion, with little action to back up the blather. It wasn't always this way. In ancient Greece and Rome, the Stoics understood that a personal philosophy not backed by powerful action, and habituation of virtues, simply displayed a lack of character. Brian Johnson is a Stoic reincarnate. Not only does he have a deep love for marrying ancient with modern wisdom, he also has a passion for embodying such wisdom in his own life—through daily discipline and effort. In short, he is willing to do the work of self-examination and character refinement espoused by the Stoics, Yogis, Taoists and other philosopher-practitioners of the past. In *You Are a Hero*, Brian shares this wisdom with us so that we, too, can be men and women of character and deep integrity. It is a message that is both timely and urgent. Thank you Brian for this important work.— Mark Divine, Founder SEALFIT and Unbeatable; *New York Times* bestselling author *Unbeatable Mind*, *The Way of the SEAL* and *Staring Down the Wolf*

HEROIC PRESS | HERO'S HANDBOOKS

We plan to follow up my book with a series of related books including a daily journal (Carpe Diem!), workbook, etc. In addition, we plan to create a series of books with world-class authors featuring the distillation of their life's work into 101-page, manifesto-like, quick-reading, inspiring, beautifully designed, and equally practical field guides to their area of expertise featuring 30 of the absolute best, most life-changing ideas they've gleaned over their life's work.

These will be called "Hero's Handbooks." (Think: Rather than "For Dummies" or "Idiot's Guides," we're going to create wisdom to empower HEROES.)

Note: *The Dummies* series has 2,500 titles and more than 200 million books in print. (Self-Development isn't even one of their major categories.) *Idiot's Guides* has 127 titles.

Our *Hero's Handbooks* will feature more wisdom in less time, helping us train an army of virtuous Heroes to move from Theory to Practice to Mastery so we can, individually and collectively, give the world all we've got.

Chip Kidd is also working with us to create what we intend to make an iconic brand for the series. (To put it in perspective, Chip designed the *Jurassic Park* icon and was also commissioned by TED to design the look and feel for their TED Books series. And, fun: He *literally* wrote the book on great design. Highly recommend it!)

We are currently working with other industry leaders and will continue recruiting a world-class team to help us launch what we intend to make one of the world's next great publishing houses.

Further, as part of our commitment to demonstrate the power of a virtues-based, Heroic Public Benefit Corporation, we plan to give away one book for every book sold and initiating a range of other ways to bring this wisdom to the people and communities who need it most.

HEROIC PRODUCTIONS | MASTER CLASSES

Hero Training Classes

In addition to planning on publishing a series of *Hero's Handbooks* with some of the world's leading teachers and thinkers, we also plan to produce a series of MasterClass-quality courses with them featuring some of the best Big Ideas from their *Handbooks*. These classes will be available as part of a premium membership program.

HEROIC SOCIAL | AN ANSWER TO THE SOCIAL DILEMMA

Finally, and perhaps most importantly, we will launch our Heroic social platform. We plan to finance our social platform primarily by revenue from our online membership programs (both Optimize + Heroic) and offline publishing efforts. This revenue model will allow us to avoid the unintended, catastrophic (!) consequences of building your business by selling your community's attention.

If you've watched *The Social Dilemma*, you don't need me to tell you about the horrific unintended consequences of our current social technology. If you haven't watched that documentary yet, I would strongly encourage you to do yourself and your family a favor and watch it. Immediately.

The premise of the documentary is, essentially, that platforms like Facebook (and Instagram, YouTube, etc.) are part of what's called "the attention economy." What that means is that they make their money by selling your attention.

In short: If you think that *Facebook* is the product, you're wrong. YOU are the product. Facebook sells your attention to the highest bidder. Although they can deliver a lot of benefits, ultimately, their sites are not architected to help you become a better human being so you can flourish and give the world your best. Their sites are architected to make as much money off your attention as they possibly can.

This, as the experts in the documentary point out, has led to horrific unintended consequences that are leading to catastrophic levels of political polarization, depression, anxiety and social and personal unrest. Again, watch the movie for the full picture. Over the last 20 years, when I wasn't reading and writing and teaching (and running Optimize), I built and sold two social platforms.

The first was for families involved in youth sports. It was called eteamz. It serves over 3 million teams and, at one point, was the platform Little League Baseball used. The second was for people who wanted to change the world. It was called Zaadz. John Mackey, the CEO of Whole Foods, invested in that business and Whole Foods nearly bought us (we wound up selling it to another publicly traded company called Gaiam). I'll share more on all that another time. (And... You can check out the introduction to my book for more on my background.)

For now, the point I want to make is that, since I sold my last social platform business over a decade ago, I've been waiting for *someone* to create a scaleable alternative to Facebook— a platform for people who want to make a difference in the world that is founded on virtue.

Enter: Heroic social.

The one-line description? The answer to the social dilemma.

Our URL? Heroes.us

THE HEROIC APP ICON

In one of our strategic conversations, I challenged Chip Kidd to create an icon for our social app that could become one of the next great global cultural icons.

He said, "You mean you want me to create the button people press to enter the Heroic world?" To which I replied, "EXACTLY."

I knew that I wanted Chip to use the Heroic virtue compass I had designed but I had no idea he'd create an icon that so perfectly captures the Soul Force of our Heroic Public Benefit Corporation. Here's the image (imagine this on your smartphone!) and then I'll walk you through the symbolic meaning of various components.



Our Moral Compass: Four Cardinal Virtues
The first thing to notice is the fact that the four cardinal virtues of Ancient Wisdom and Modern Science are represented as a moral compass. As we discuss throughout my work, although they may have different perspectives on the details, all the great wisdom traditions across all time and across all cultures tell us that the four cardinal virtues are, essentially: Wisdom + Self-Mastery + Courage + Love.

The Hero's Secret Weapon (and Ultimate Source of Power)
When I sketch the virtue compass, I represent "Wisdom" in the "North" position. Chip decided to tilt the compass by 45 degrees and set the directional point to Love. This is absolutely (!) brilliant for a number of reasons.

First, quick context: As we discussed above, in ancient Greek, the word *hero* didn't mean "killer of bad guys" or "tough guy" or anything like that it. It meant "PROTECTOR." A hero, as I often say, has strength for two. And, very importantly, a hero is willing to do the HARD work to HAVE that strength for two.

And, do you know what the secret weapon of the ancient hero was? LOVE.

It's LOVE that fuels our commitment to DO that hard work to HAVE the strength for two. It's LOVE that gives us the Courage to act in the presence of fear and do what needs to get done whether we feel like it or not. Which is why our Hero compass is pointing straight to LOVE.

Light and Dark

You'll notice the light and dark colors. This represents the eternal battle between the best and worst within us—the battle between your daimon and your demon. We each have this battle within. And, if we want to change the world together, we each must do the hard work to WIN that battle—to end the civil war raging within so we can give the world our Heroic best.

The Three Primary Colors = The Big 3

You'll also notice that Chip used the three primary colors: Yellow + Blue + Red. We wanted to focus on the fundamentals of life through which we can create everything. These "Big 3" colors also correspond to *our* Optimize Big 3: Energy + Work + Love.

The H: Directionality

You'll notice an "H" that represents "Hero." It's deliberately pointed up and to the right— implying forward motion and the fact that the Hero runs TOWARD the battle. Armed with all the Virtues.

The H Is Also an IAs my wife, Alexandra, pointed out, if you turn the H the other way you see the I. As in: "*I* am the Hero I have been waiting for!!!"

Ayn Rand comes to mind here as well. She once said that "One cannot say 'I love you' without first saying the 'I.'" I agree.

With that in mind, notice that the I is framed by Wisdom + Self-Mastery. We must *first* develop the Wisdom to know the game that we're playing and how to play it well while *also* developing the Self-Mastery to actually play that game well Today. Then we're ready to show up with all the Courage and Love we need to serve Heroically.

A Spartan Shield

The icon also forms a Spartan-like shield. This makes me think of a couple things. First, we need to know that we are protected by our virtue. A noble, virtuous life protects us and our families from much of the viciousness of the world. The Spartan shield also represents the power of community. The power of "us."

As you may know, the most important piece of equipment for a Spartan soldier was not his sword. It was his shield. Why? Because the shield was used to protect his fellow soldiers in the heat of battle.

A Spartan warrior might drop his sword during a battle. That was unfortunate, but it would only make *him* vulnerable. On the other hand, (and I have goosebumps as I type this), they were FORBIDDEN to ever drop their shield. If they lost their shield, their *fellow Spartans* would be vulnerable. And THAT was simply unacceptable.

Which is why Spartan warriors leaving for battle were told: "Return *with* your shield or *on* it."

HOW TO ACTUALLY CHANGE THE WORLD

I've been obsessing about how to change the world for decades. I think Gandhi got it right. We need to be the change we want to see.

But... For the record, when Gandhi encouraged us to "be the change we want to see in the world," he wasn't saying that in some woo-woo "oh that sounds nice" kinda way—he was saying it in a fiercely practical, HEROIC kinda way in which each of us needs to do the hard work to win the civil war raging within so we have the strength to meet life's challenges head on and lead our families and communities and world to a better place.

Practically speaking, to win that battle and move from Theory to Practice to Mastery, I think it all comes comes down to two primary things: Wisdom + Community.

I like to say that Wisdom is "inside out." You give someone a Big Idea that can change his or her life. That's important. And often the first step. (I believe we'll be able to check this box via my body of work at Optimize and our Hero's Handbooks, Hero Training classes, etc.)

Then we have Community which is "outside in." Science says that *this* is actually the fastest way to boost someone's well-being. When someone joins a Community with high standards you know what happens? Boom! They immediately take a big step forward in becoming the most Heroic versions of themselves.

Which is why I'm so excited about our Heroic social platform. It's a key component to truly operationalizing all this Wisdom and helping us move from Theory to Practice to Mastery so we can be that change we need to be and, as a result, have the Heroic strength we need to make the world a better place.

THE SOCIAL PLATFORM ITSELF

So... What will make our social platform different from all the others? That's a very good question and one that we will be obsessing about with some of the world's best thinkers.

I've been chatting with my friend Cal Newport about this for years. Cal, of course, is the author of *Deep Work* and *Digital Minimalism* (and *So Good They Can't Ignore You* and *How to Become a Straight-A Student*). He's also a Visiting Faculty member for our Coach program. And, he even created his own Digital Minimalism 101 class with us.

As you may know, he also gave a TED Talk called "Why you should quit social media." It's been viewed over 7.5 million times.



Note: Cal has *never* joined ANY social platform. I told him that I wouldn't consider our social platform a success until we arrive at a place where it's so good that HE would join it.

Fun things he and I have explored include a "Digital Sunset" such that you're basically kicked off the platform at night with a message that says, "Go to bed so you can wake up feeling Energized and give us all you've got tomorrow!" (Laughing. Seriously.)

In addition to an incredibly clear user agreement that demands you show up as your best self, (lest you get booted off the platform), we'll also limit the number of times you can hit the site per day while reducing notifications and all that stuff.

We're also really excited to work with our Luminaries to make Heroic their primary social platform—the place where they share their daily practices and connect with their community of students and fans outside of the noise of the other platforms. A sort of Oasis for Heroes.

We're going to see how many of my friends and fellow Heroes will make the social buttons on their sites look like this:



Again, the intention of our social platform will be REALLY simple: We want to help you become the most Heroic version of yourself, not hack your brainstem and sell your attention.

Another REALLY (!!!) important facet of our Heroic social platform is that we will integrate the ONLINE community with a REALLY (!) strong OFFLINE community.

Years ago, when we asked our community if they'd like to help us launch Local meetup-like groups to connect with other Optimizers in their communities, we had people from 750 cities in 75 countries tell us they're in.

Imagine Heroic Local meetups around the world. Heroic Austin. Heroic NYC. Heroic LA. Heroic Sydney. Heroic London. Heroic Paris. Heroic Tokyo. Heroic Mumbai. Heroic Buenos Aires. Heroic Cairo. Heroic Cape Town. Etc.

Vision: 1,000 Heroic Cities in 100 Countries by our official launch in Fall 2021.

HEROIC SOCIAL BUSINESS MODEL

As we briefly discussed, the fundamental problem with many social media companies is that their business models, as currently constructed, are predicated on hacking our brain stems via addictive technologies that drive us to overconsume their content so our attention can be sold to the highest bidder.

To create a conscious, Heroic social platform, we, of course, must find a different way to make our money.

With Optimize, we've successfully built a multi-million dollar membership business that is predicated on getting paid to help people become better humans. We will leverage that basic business model and make THAT the primary engine to our economic success.

Specifically, we will have a "Freemium" model in which anyone who agrees to the terms of use (which will demand the prospective Hero shows up as their best self) will be able to join our community. If they would like access to premium features and wisdom, they will pay a small monthly fee ($10-$20/mo).

Further, to be clear (and to state the obvious), there is nothing inherently wrong with an advertising-driven model per se. It's just easy to get in trouble with attention economics. We plan to work with Heroic companies and proudly serve as a matchmaker between our Heroes and brands worthy of them while making the connection in ways that serve everyone's flourishing.

In short: We will make money by helping people become the best, most virtuous and Heroic versions of themselves.

HEROIC CROWDFUNDING

And now we're back where we began. It's time to make history and then change the course of history. Most startups are capitalized by the elite few in Silicon Valley or its equivalent around the world. We think there's a better way to finance a public benefit business like ours, which is why we are going to do so with the support of an army of small investors who believe in our mission and who would otherwise not have the opportunity to invest in a startup like ours.

We are proud to be working with Wefunder to give our community of Optimize Coaches (and Optimizers) an opportunity to invest in our mission and own a stake in our business.

Note: One of the reasons I really like Wefunder is that they are also a Public Benefit Corporation. Cruise on over here to learn more about their mission and how they make it possible for everyday people to invest as little as $100 in businesses they love.

Of course, startups are inherently incredibly risky ventures—which is why the SEC limits the amount that "unaccredited" investors can invest. As Wefunder wisely advises, you shouldn't invest more than you can afford to lose. You also shouldn't invest unless you're ready to play the long game—not expecting any returns for 7+ years.

Startups like ours are also a powerful way to create a better future while creating value for each of our stakeholders: Society + Partners + Investors + Customers + Employees.

If you think you might like to support our Mission to change the world by investing in Heroic Public Benefit Corporation, we'd be honored to have your support.

It's time to change the world. One person at a time. Together. Starting with you and me mastering ourselves and serving Heroically. TODAY.

With Love + Courage + Wisdom + Self-Mastery.

Heroes unite!

-bri

"Never doubt that a small group of thoughtful, committed, citizens can change the world.

Indeed, it is the only thing that ever has." -Margaret Mead

btw1: If you were wondering if our movement has an (unofficial) theme song (lol), the answer is YES! One of our strategic advisors (who happens to be a Coach I graduate!) recently shared this video with me. It PERFECTLY captures the spirit of the mission. Pro Tip: Turn it up loud…

btw2: Since I originally drafted this letter, my brilliant cousin-in-law (whose wedding I officiated) (thanks, Chase!!!) introduced me to the guys behind The Score—which is my new favorite band. I'm fired up to chat with them to see if we can get them to play at our Launch Party!!

btw3: One of the perks of being a Heroic investor will be getting invites to cool stuff like this!!

